Balance Labs, Inc.

1111 Lincoln Road, 4th Floor

Miami Beach, FL 33139

May 1, 2015

VIA EDGAR

Kevin Woody, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Balance Labs, Inc.

Registration Statement on Form S-1

Filed March 24, 2015

File No. 333-202959

Dear Mr. Woody:

We are in receipt of your comment letter dated April 21, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that you are registering a total of 1,000,000 shares for sale by the selling security holders, which represents 100% of your shares issued and outstanding held by non-affiliates. We also note that the selling security holders received their common stock from Shilo Security Solutions, Inc., a company whose majority shareholder is Shilo Holding Group LLC, for which your chairman has investing and dispositive power, in January 2015. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09 and 612.14, which are available on our website. Alternatively, please revise your registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering and to identify the selling security holders as underwriters.

RESPONSE: We respectfully advise the Staff that in accordance with the interpretive guidance provided by the Staff in Questions 612.09 and 612.14 of the Compliance and Disclosure Interpretations (“C&DI”) for Securities Act Rules, the proposed offering is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

Under Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”), the question of whether a purported secondary offering is actually a primary offering (i.e., whether a selling shareholder is actually an underwriter selling on behalf of the issuer) is a factual one. Under CDI 612.09, consideration should be given to (a) how long the selling shareholders have held the common stock, (b) the circumstances under which the selling shareholders received the common stock, (c) the selling shareholders’ relationship to the issuer, (d) the amount of common stock involved, (e) whether the selling shareholders are in the business of underwriting securities, and (f) whether under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer. Based on its analysis of these factors, we have concluded that the selling shareholders are not underwriters. The following is our analysis under each of the factors:

(1)	How long the selling shareholders have held the common stock.

The common stock being registered by the selling shareholders were originally issued to Shilo Security Solutions, Inc (“Shilo”) at the time of the formation of our company, which was more than ten months prior to the date of this registration statement. None of the shares issued to Shilo has been sold since such date. The length of time demonstrates that the shares were not obtained with a view to be distributed by the selling shareholders as an underwriter on behalf of our company.

(2)	The circumstances under which the selling shareholders received the common stock.

The selling shareholders contributed the member interests in Shilo in exchange for all of the 8,000,000 shares of common stock it currently holds and a certain amount in cash. In connection with such transaction, the selling shareholders did not agree to provide any further consideration to Shilo or our company for the common stock issued to Shilo. Accordingly, the selling shareholders purchased its interest in Shilo, which received its shares of our common stock, in an arms’ length transaction in circumstances that do not indicate that the selling shareholders would be our underwriters.

(3)	The selling shareholders’ relationship to the issuer.

Our understanding is that selling shareholders are comprised of individual investors. Except for Mr. Farkas, who is also our Chairman of the Board, none of the selling shareholders has any relation to our company, nor do any of the selling shareholders have any special contractual rights as stockholders of our company.

Furthermore, none of the selling shareholders is acting on our behalf with respect to the shares being registered for resale under this registration statement, and our company has no contractual, legal or other relationship with the selling shareholders that would control the timing, nature and amount of resale of such shares following the effectiveness of the registration statement or whether such shares are even resold at all under the registration statement. In addition, the Company will not receive any of the proceeds from any resale of the shares by the selling shareholders under the registration statement.

(4)	The amount of common stock involved.

We acknowledge that the selling shareholders are seeking to register for resale up to 1,000,000 common stock. According to CDI 612.09, this single factor alone is not determinative in the given analysis.

(5)	Whether the selling shareholders are in the business of underwriting securities.

The selling shareholders are comprised of individual investors of Shilo. To the Company’s knowledge, none of the selling shareholders is in the business of underwriting securities. Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the registration statement nor otherwise conditioned on the selling shareholders’ ability to resell the shares. The facts indicate that the selling shareholders made a fundamental decision to invest in Shilo and are rather long term investors not seeking to distribute on behalf of the Company.

Accordingly, we believe that none of the features commonly associated with acting as an underwriter are present.

(6)	Under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

Because the selling shareholders obtained their shares of our common stock through their original investment in Shilo, which held the shares being registered for over ten months, are seeking to register the common stock for their own accounts, are not in the business of underwriting securities and will determine the time or amount of any sales, the selling shareholders not acting as a conduit for our company in the distribution of securities.

For the reasons set forth above, we respectfully submit to the Staff that the selling shareholders are not underwriters selling common stock on our behalf and the sales of common stock by the selling shareholders do not constitute an indirect primary offering.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that we do not have written communications as defined in Rule 405 under the Securities Act nor any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 as referred to in your comment.

Prospectus Cover Page

3.	We note that you have included the “subject to completion” legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

RESPONSE: In response to the Staff’s comment, we respectively advise the Staff that we do not intend to use the prospectus prior to the registration statement being declared effective.

Risk Factors

Substantial Doubt About the Company’s Ability to Continue as a Going Concern: page 3

4.	Please revise this risk factor to specifically reference your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern, per page F-1.

RESPONSE: In response to the Staff’s comment, we respectfully revise the risk factor to the following:

“OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As of December 31, 2014, we had a working capital deficiency and stockholders’ deficiency of $6,947 and $6,447, respectively. During the period from June 5, 2014 (inception) to December 31, 2014, the Company reported a net loss of $8,447. Based on our financial history since inception, in their report on the financial statements for the period from June 5, 2014 (inception) to December 31, 2014, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. The financial statements in this registration statement have been prepared assuming that our company will continue as a going concern. As discussed in Note 2 to the financial statements, these conditions raise substantial doubt from our independent auditor about our ability to continue as a going concern. Our plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should our company be unable to continue as a going concern.

We may require additional capital to implement our business plan and support our operations. Currently, we have no established bank-financing arrangements. Therefore, depending on the revenue growth rate, we may need to seek additional financing through a future private offering of our equity or debt securities, or through strategic partnerships and other arrangements with corporate partners. We believe we will be successful in these efforts; however, there can be no assurance we will meet our internal revenue forecasts or, if necessary, be successful in raising additional debt or equity financing to fund our operations on terms agreeable to the our company. These matters raise substantial doubt from our independent auditor about our company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we were unable to continue as a going concern. We presently have enough cash on hand to sustain our operations until June 2015. We anticipate the receipt of funding within such period, but there can be no assurance that it will occur. If we are unable to meet our internal revenue forecasts or obtain additional financing on a timely basis, we may have to delay vendor payments and/or initiate cost reductions, which would have a material adverse effect on the our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations, liquidate, and/or seek reorganization under the U.S. bankruptcy code.”

Legal Proceedings, page 11

5.	Please revise the last sentence in this section to clarify if you are currently involved in legal proceedings or claims that you believe will have a material adverse effect on your business, financial condition or operating results.

RESPONSE: We respectfully clarify for the Staff that our company is currently not involved in any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results and have revised the disclosure in the registration statement accordingly.

Management Discussion and Analysis of Financial Condition and Plan of Operations

Plan of Operations, page 12

6.	Please revise your disclosure to include more information regarding your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, and the anticipated time frame for beginning and completing each milestone. Refer to Item 101(a)(2) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment, we respectfully revise our disclosure in “Plan of Operations” to the following:

“Our plan is to prepare our clients for the many inevitable challenges they will encounter and to develop a customized plan for them to overcome these obstacles, so that they can focus on marketing their product(s) and/or service(s) to their potential customers.

Although we are currently only working with one client as of the date of this registration statement, our goal is to obtain a minimum of two or three new clients between now and the end of 2015. We’re marketing our services through both personal contact and online by (i) mining our existing network of professional contacts via personal outreach programs, which will also target international prospects that may wish to enter the US market; (ii) expanding our network by attending targeted conferences and professional gatherings; and (iii) utilizing our website at www.balancelabs.co, along with engaging potential clients on social media, including LinkedIn, Facebook and Twitter. However, because we have a limited budget allocated for our year one online marketing campaign, we anticipate that professionals within our professional network and personal referrals from companies that are satisfied with our professional services are likely to be our most significant and efficient near-term form of marketing.

We believe we can support our clients during our first year of operation with our existing full-time staff, supplemented with part-time sub-contracted professionals and service providers, as necessary. Importantly, between now and the end of 2015, we intend to establish long-term relationships with these sub-contractors so that we can offer our clients consistent business development products and services.

Our primary requirement for funding is for working capital in order to accommodate temporary imbalances between cash receipts and cash expenditures (see “Liquidity and Capital Resources” on page 13).”

Liquidity and Capital Resources, page 13

7.	Please revise your disclosure to include more information on your material commitments for capital expenditures and the anticipated source of funds needed to fulfill such commitments and to fund other anticipated expenditures. Please explain how you plan to meet each of your milestones and carry out your plan of operations if you cannot receive funding. Refer to Item 303(a) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully revise our disclosure in “Availability of Additional Funds” under “Liquidity and Capital Resources” to the following:

“Except for the monthly consulting fee to Mr. Farkas and month-to-month lease of our office space, as described elsewhere in this registration statement, we currently do not have any material commitment for capital expenditures. However, due to our current lack of a diversified client base, there could be temporary imbalances between cash receipts and cash operating expenditures, which means that we may need to raise additional capital in order to have sufficient working capital in reserve. The engagement revenues associated with most client engagements will self-fund the in-house and sub-contractor services we need in order to supply products and services to our clients. If there are significant delays in bringing in new clients before we raise additional capital, it may be necessary to delay our vendor payments to related parties. If we’re not successful in obtaining new clients, we may exhaust our capital reserves and need to suspend our operations until we obtain sufficient funding.

Currently, we have no established bank-financing arrangements. Therefore, depending on the revenue growth rate, we our strategic partnerships and other arrangements with corporate partners. We believe we will be successful in these efforts; however, there can be no assurance we will meet our internal revenue forecasts or, if necessary, be successful in raising additional debt or equity financing to fund our operations on terms agreeable to us. These matters raise substantial doubt from our independent auditor about our ability to continue as a going concern. If we are unable to meet our internal revenue forecasts or obtain additional financing on a timely basis, we may have to delay vendor payments and/or initiate cost reductions, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations, liquidate, and/or seek reorganization under the U.S. bankruptcy code.”

Contractual Obligations, page 15

8.	We note that you are paying $5,000 per month for the lease of your principal offices. Please revise your disclosures in an amending filing on Form S-1 or tell us why you have not included this operating lease disclosure within a table of contractual obligations. Additionally, apply this comment to your $10,000 per month consulting agreement with Mr. Farkas.

RESPONSE: We respectfully advise the Staff that pursuant to Regulation S-K Item 303(d), as a smaller reporting company defined under Rule 12b-2 of the Exchange Act, we are not required to provide a table of contractual obligations. Furthermore, our obligations are de minimis because the lease is month-to-month and the consulting agreement with Mr. Farkas may be terminated by either party with sixty-days notice.

Directors, Executive Officers, Promoters and Control Persons, page 15

9.	It appears that you do not have any independent directors. If that is the case, please revise your disclosure to make this clear. In addition, to the extent that you consider your lack of independent directors to represent a material risk, please include risk factor disclosure that separately addresses this risk.

RESPONSE: We respectfully advise the Staff that applying the definitions set out in NASDAQ Rule 4200(a)(15), our company does not have any independent director as of the date of this registration statement and we have respectfully revised the disclosure accordingly.

Executive Compensation, page 16

10.	Please revise your disclosure to include a description of your standard compensation arrangements for directors (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance). Refer to Item 402(r) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that as described under “Employment Agreements” on page 17, we do not have an employment agreement in place with our officers and directors. In addition, except for the consulting services fee to Mr. Farkas associated with servicing our client engagements, we do not expect to pay any compensation to any of our board members until sufficient and sustainable revenues and profits are realized.

No retirement, pension, profit sharing, insurance programs, long-term incentive plans or other similar programs have been adopted by us for the benefit of our employees. We may however implement such long-term equity incentive plans in the future.

11.	We note that you do not have employment agreements in place with your current executive officers. We also note the disclosure on page 18, indicating that you awarded common stock to Messrs. Perez and Villegas on January 15, 2015 for services rendered. Please revise to describe the material terms of your compensation arrangements with Messrs. Perez and Villegas. Clarify if the grants of common stock were issued for services rendered as your executive officers.

RESPONSE: We respectfully advise the Staff we currently do not have any employment agreements in place with Mr. Perez or Ms. Villegas for their roles as executive officers of our company. We further advise the Staff that Mr. Perez and Ms. Villegas received 250,000 and 150,000 shares of common stock for their services rendered as employees of the company prior to their appointment as the executive officers and board members. We respectfully revise our disclosure under the “Transactions with Related Persons, Promoters and Certain Control Persons” on page 18 accordingly.

Exhibits

12.	Please file your legal opinion as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. Note that the draft should be filed as correspondence.

RESPONSE: As requested in your letter, we respectfully attach a draft copy of our counsel’s legal opinion as to this correspondence letter.

13.	Please file the company’s articles of incorporation. See Item 601(b)(3)(i).

RESPONSE: we respectfully advise the Staff that we filed the company’s Certificate of Incorporation as Exhibit 3.1 with the initial filing of the registration statement.

Exhibit 3.2

14.	Please confirm that the bylaws are presently in effect. See Item 601(b)(3)(ii) of Regulation S-K.

RESPONSE: As requested in your letter, we respectfully confirm for the Staff that our bylaws are presently in effect.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Balance Labs, Inc.

By:	/s/ Raphel Perez
Name:	Raphel Perez
Title:	Chief Executive Officer